UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, November 23, 2016

In October 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION PASSENGERS

In October 2016, Avianca Holdings and its subsidiaries carried 2,546,416 passengers, a 6.1% increase over the same period in 2015

In October, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,546,416 passengers, an increase of 6.1% compared to October 2015. Capacity, measured in ASKs (available seat kilometers), increased 3.2%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 9.8%. The load factor for the month was 84.0%, an increase of 500 bps compared to the same period of 2015.

Domestic markets in Colombia, Peru and Ecuador

In October, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,515,508 travelers, an increase of 4.3% compared to October 2015. Capacity (ASKs) remained stable while passenger traffic (RPKs) increased 4.5%. The load factor for the month was 81.6%, an increase of 350 bps compared to the same period of 2015.

International markets

In October, the affiliated airlines of Avianca Holdings transported 1,030,908 passengers on international routes, up 8.8% compared to October 2015. Capacity (ASKs) increased 4.0%, while passenger traffic (RPKs) increased 11.2%. The load factor for the month was 84.7%, an increase of 550 bps when compared to the same period of 2015.

Operational Statistics	Oct-16	Oct-15	Δ YOY	YTD 2016	YTD 2015	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,546	2,401	6.1%	24,360	23,390	4.1%
ASK (mm)[2]	3,968	3,846	3.2%	39,019	36,793	6.1%
RPK (mm)[3]	3,335	3,037	9.8%	31,429	29,298	7.3%
Load Factor[4]	84.0%	79.0%	5.0pp	80.5%	79.6%	0.9pp
Domestic Market
PAX (K)[1]	1,516	1,453	4.3%	14,636	14,114	3.7%
ASK (mm)[2]	825	825	0.0%	8,275	8,122	1.9%
RPK (mm)[3]	673	644	4.5%	6,515	6,229	4.6%
Load Factor[4]	81.6%	78.1%	3.5pp	78.7%	76.7%	2.0pp
International Market
PAX (K)[1]	1,031	948	8.8%	9,725	9,275	4.8%
ASK (mm)[2]	3,143	3,022	4.0%	30,745	28,671	7.2%
RPK (mm)[3]	2,661	2,393	11.2%	24,914	23,070	8.0%
Load Factor[4]	84.7%	79.2%	5.5pp	81.0%	80.5%	0.5pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas

	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs